Exhibit 99.6
Earnings Call 2

INFOSYS LIMITED
EARNINGS CALL 2
Q1 FY 14 RESULTS
July 12, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer & Managing Director

Rajiv Bansal
Chief Financial Officer

Steve Pratt
Head–Consulting & Systems Integration; Member–Executive Council

Ashok Vemuri
Member of the Board, Head-Americas and Global Head-Manufacturing and Engineering Services

B. G. Srinivas
Member of the Board, Head of Europe and Global Head of Financial Services & Insurance Unit

INVESTORS

Joseph Foresi
Janney Montgomery Scott

Rod Bourgeois
Bernstein

Keith Bachman
Bank of Montreal

Glenn Greene
Oppenheimer

David Grossman
Stifel Nicolaus

Jesse Hulsing
Pacific Crest

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Thanks, Inba. Hello, everyone and welcome to Infosys Q1’14 earnings call. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is CEO and M.D. -- S. D. Shibulal; CFO -- Rajiv Bansal along with other members of the senior management team. We will start the call with a brief remark on the performance of the company for the recently concluded quarter, followed by outlook for the year-ending March 31st 2014, subsequently, we will open up the call for questions. Before I hand it over to the management team, I would like to remind you that anything that we say, which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I would now like to pass it on to S.D. Shibulal.

S.D. Shibulal

Good evening, everyone. Welcome to the earnings call. Thank you very much for joining the call. Let me begin by giving an overview of the recent Q1. We have done reasonably well in Q1. We had 2.7% growth quarter-on-quarter on reported basis. In constant currency terms, growth was 3.4% quarter-on-quarter. Our growth was driven by Retail and CPG segment and Manufacturing amongst verticals and Americas by region. Our top 10 clients grew by 4%. We added 66 new clients during the quarter. We added 10,000 plus employees gross addition during Q1. Our attrition during the quarter was 16.9%. Our margins were flat sequentially from Q4 to Q1. The benefits of a weaker rupee were offsetted by the residual impact of our last year’s compensation increases and investments we made in the business.

I will now talk about some of the key drivers and opportunities that we see in different verticals. Financial Services continues to see challenges with the downsizing in the industry, creating pressure on budgets and spending. Cost reduction continues to be the primary focus area, leading clients to focus on optimization and consolidation of IT and operations spend. Focus on compliance-related spending, vendor consolidation, infrastructure modernization; information management and cloud are the key initiatives visible in this sector. Insurance companies are focusing on customer-centricity, with a strong focus on business and technology programs, concerning digital and information management. Pricing trends in this sector are challenging as clients continue with belt-tightening initiatives. With the industry still seeing tough times, we believe we will continue to see volatility in this sector.

In Retail and CPG, we see increased vendor consolidation and focus on reducing cost of operations in Americas region. In Europe, we see demand for Omni-channel commerce in Retail and demand for SAP, mobility and platform capabilities in CPG. In APAC retailers are focusing on Omni-channel integration and expansion into regional markets. In Life Sciences we are seeing continued activity towards mergers and demergers and business and IT initiatives being taken in support of the same. Overall in Retail and CPG, due to continued focus on reducing non-discretionary spend. Even though there are opportunities to work with clients in many areas, we are seeing more aggressive procurement practices and requirement from vendors to have a higher risk appetite.

Coming to Manufacturing, we see varied trends by sub-verticals. Hi-tech companies are focusing on cost optimization, asset light operating models and expansion into emerging markets. ISVs are focusing on process transformation to enable new license models and subscription commerce. Auto companies are focusing on connected vehicles, digital consumers and leveraging the power of emerging economies. Aerospace companies are focusing on increasing production level to meet order backlog. Clients are looking at doing more with less and looking for quantifiable ROI for spending programs. Even in this segment discretionary spending is under pressure

Pipeline of large deals in Manufacturing is not as robust as we would like it to be. In Energy, Utilities and Communication Services space, spending is under pressure in most of the areas, primarily due to revenue challenges faced by the clients. Pressure on IT spending is visible in the form of focus on cost reduction and operational efficiency in Telecom. Steep reduction in budgets in some large energy clients and inability of large utility companies to drive rate card increases thereby hurting their revenues. Pricing in this segment is broadly stable though large deals are coming at a lower margins due to competitive intensity in the market.

Coming to large deals, most of the pipeline is driven by clients looking to restructure existing spend with a bias towards ADM and infrastructure management. We won 7 large outsourcing deals in Q1. 6 of the 7 deals were in Americas. 3 of the 7 were in Financial Services. 2 were in Manufacturing. The pipeline of large outsourcing deals continues to be stable though closure rates and phase of ramp-ups on these deals are uneven.

(a)
We continue to operate in an uncertain macro environment. As I mentioned earlier in my vertical commentary, clients’ willingness to spend in discretionary areas is limited. Key leading indicators like decision cycles and pipeline of deals have improved, but at the same time not pointing to a sustained improvement in discretionary spending. There is an acute focus on cost cutting and optimization which creates a downward bias on per person realization.

(b)
There is uncertainty on the political path, final outcome and timelines of the immigration bills in US. We have not seen the bill impacting clients’ decision-making. Though some clients are focused on mitigation plans, they have expressed their optimism about our ability to provide them uninterrupted services.

(c)	Cross currency challenges have become more acute since last quarter. This quarter we have lost $13.7 mn in revenue due to cross currency challenges.

Because of the above factors, we have kept the full year guidance unchanged, even though we grew faster in Q1 than the 0.5% to 2% growth which was needed a quarter back to meet the upper and lower end of our guidance. It is too early to upgrade guidance after just one quarter.

With that, let me now pass it on to Rajiv to give you details on financial highlights.

Rajiv Bansal

Thank you, Shibu. Good evening, everyone. As Shibu said, we had a reasonably good quarter. Our revenues for the quarter grew sequentially by 2.7% in dollar terms. On a constant currency basis, our revenues grew 3.4% quarter-on-quarter. Our EPS for the quarter is at $0.73 as against $0.76 last quarter. Our gross margins in Q1 were flat at last quarter’s level of 34.9%. The operating margins for the quarter were at 23.5% same as Q413 levels.

The rupee depreciated by 4.9% quarter-on-quarter to 56.56 from Q4 levels of 53.93. The benefit of rupee depreciation was offset by an additional 1 month impact of last year’s onsite wages hike and recently announced hike for sales employees effective May 1. We continued making investments in the business which also had impact on the margins.

Our net margins were 21% in dollar terms this quarter compared to 22.9% in Q4. The decline in net margin was due to lower exchange gains on the non-operating side of the income and R&D tax credit, which was taken last Q4 and also because the increase in enacted tax rate in India from 32.445% to 33.99%.

Volume growth was at 4.1% quarter-on-quarter though realizations dropped by about 0.7% during the quarter due to adverse cross currency moves. Though our utilizations have moved up this quarter, it is still low, which gives us some leverage for the future.

Our utilization for IT services including trainees increased to 70.7% in Q1 as compared to 68.5% last quarter. Excluding trainees, it increased to 74.3% in Q1 as against 71.4% in Q4. We have given 8% compensation increase to sales folks effective May 1, 8% increase to  offshore staff effective July 1, and 3% to onsite workforce, also effective July 1, except for people who have already been covered in the last cycle wage hike. This will put an additional pressure on the margins for Q2 to the extent of roughly about 300 basis points. However, utilization is a lever to offset some of this. Also, there is 5% depreciation in currency from Q1 realized rate of 56.56 to the Q2 assumed rate of 59.39, which would provide an upside of 125 basis points on the margins.

Our cash and cash equivalents including available-for-sale assets were at $4.054 bn. Cash generation continue to be strong. Our operating cash flow as a percentage of net profit this quarter was 100%, though the DSOs have marginally gone up by 66 days. We saw significant volatility in currency during Q1 with the rupee depreciating by 9.4% against the dollar from the end of March to the end of June.

Our hedging strategy has resulted in a net positive impact of $3 mn. We had outstanding hedges of $1.173 bn as of June end. We saw U.S. dollar appreciate across the board on fears of tapering by US Fed Reserve and better than expected economic data from the US, while GBP and euro were fairly stable, Australian dollar was the biggest loser, depreciating 11.4% from March end rate.

We are maintaining our guidance at 6% to 10%. Our current guidance, if restated based on April  guidance fixed currency rate will be 7% to 11%, since the impact of currency over the last 3 months of FY14 revenues is roughly about $72 mn. Our current guidance is stated based on FY13 cross currency rates will be 7.4% to 11.4% since the impact of currency on FY14 revenues is $104 mn compared to the rate in FY13. With that I will open it up for questions.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question-and-answer session. The first question is from Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

My first question here is, we have seen some inconsistent execution over the last, I would say, 2 or 3 quarters. Any sense on whether that inconsistency is starting to level out and if you could provide any color on why you feel that way that would be helpful?

S.D. Shibulal

It is true that our performance has been volatile over the last 2, 3 quarters. We do have a higher level of dependency on discretionary spend, but as you rightly said, it has been volatile over the last 2, 3 quarters. In fact, I would like to say this again. We will not consider one quarter as a secular trend. We are operating with certain number of challenges, which I outlined, and these challenges thus create volatility in our performance. This quarter we have done reasonably well. We have not changed our guidance. We are cautiously optimistic about the coming quarters. We would like to see a couple of more quarters before we consider this as a secular trend.

Joseph Foresi

And then on the margin front, could you just walk us through the puts and takes on what could be impacting margins over the next 2 or 3 quarters? I know you talked about wage increases, I know we have got the rupee moving in a certain way. I think you have talked about investments in the past. I am just trying to get a feel for what the margin outlook is for the business.

Rajiv Bansal

If you look at our margins this quarter, we inevitably spoke about certain headwinds in our margin for the quarter, and to some extent that has been negated by the depreciating rupee. So, rupee has helped us to the extent of about 1.2% this quarter, rupee depreciated on an average by about 4.9%. We had full quarter wage impact of the wage hike that we gave in February of last financial year. We had a cross currency impact, because a lot of gain that we got from the rupee got negated by the cross currency movement. As I was saying our growth in constant currency basis this quarter is 3.4% as against reported number of 2.7%. We lost roughly about $13.7 mn of revenue primarily because of cross currency movement which also impacted the margins. We had given promotions in January and the linked hike for that was given effective April which also impacted our margins in the first quarter. We also had realized rate drop of 0.7% during the quarter which impacted my margins by roughly about 0.5%. So there have been many factors which have contributed the margin increase or decrease but I think we have done reasonably well in terms of keeping our margins at 23.5% for the quarter in spite of the  headwinds that we spoke about in April. As we move into the next quarter, as I mentioned that we have given wage hike effective July 1 to majority of our people and that is going to have an impact of roughly about 300 basis points on the margins. But it could get negated by a depreciating rupee. My average rupee rate for the first quarter has been 56.56, and the closing rate as of June 30, has been 59.39 which is a 5% depreciation of rupee which will help me on my margin front by roughly about 1.2%, 1.3%, and also when I see growth there would also be an uptick in utilization and some of this margin impact that we are talking about, headwinds that we are talking about could get negated by the utilization uptick. So I think though we have some elbow room on the margin front, we still have some upsights and some cost levers that we can look at in terms of increasing our margins. But I think the wage hike would impact the margins in the coming quarter. And also if we look at our utilization, it stood at 74.3%, we would like our utilization to be about 80%, 81%. So I have clearly about5.7%- 6.7% elbow room on the utilization. So, a lot of margin would depend on how much is the growth for the year and if we see a healthy growth for the year, I think a lot of the impact that we are talking about right now, headwinds could be managed in terms of the utilization going up, and the rupee depreciation that we are talking about.

Joseph Foresi

And then just one last quick one for me on the recent reform stuff, can you share with us any contingency plans that you may have in place? I think you mentioned in your commentary that maybe clients are starting to put in place?

S.D. Shibulal

On the immigration front, as you know the details, the Senate has passed the bill. The House bill is yet to be presented and finally they will have to get it reconciled There is quite a lot of uncertainty around the shape or form in which the bill will finally come through. All we can do at this point is plan for it, plan for various contingencies. The first and foremost thing from our side is to make sure that our service does not get interrupted to our clients. That definitely requires close cooperation with our clients. We are talking to our clients, especially the major clients, we are discussing with them the various aspects of this bill. We are not seeing any impact on decision-making because of the bill at this point in time. Our relationships with our clients are very long-term. They understand that this is not an Infosys issue, this is an industry issue, and which needs to be tackled. Now, the contingency plans can include changing the onsite-offshore ratio, going into a three-tier approach of delivery. That means very few people on the client site. You can have development centers in the same time zone or in the same region along with offshore. We are recruiting more people onsite, which are local nationals, applying for green card for certain set of people. So there are multiple litigations, ideas and plans which one can formulate, and some of them we are discussing with our clients, we are in the process of figuring out how to execute, but the most important thing is to make sure at this point that we are in close contact with our clients, continue with the discussions on various aspects of the bill and watch the progress of the bill very closely.

Moderator

Thank you. The next question is from Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

I want to ask you a question about high level strategy especially with Chairman Murthy returning to the company. Can you just articulate the latest strategic plan to drive improved earnings and revenue growth at Infosys? And as you speak to the high level strategy, if you could articulate what the investment and longer-term margin implications of that strategy would be, that would be very helpful?

S.D. Shibulal

As you know, Murthy's focus is always to create superior financial performance. He has done that in the past and his current focus will also be the same, which has 2 parts to it; one is to create high quality growth; second is to have leading margins. So, let me address the growth piece first. We have 3 segments of growth, 3 offerings in the market, and the number one thing is to provide higher and higher customer value through these offerings. At the same time, growth is important in these 3 offerings in various dimensions. Let me start with the smallest so that I can answer the rest. If I look at Products and Platforms space, even if it grows at a very large percentage, it is on a smaller base. That is not enough for us to actually meet our aspirations. Consulting and Systems Integration has grown above our company average for the last few quarters. Business and IT operations has grown below our company average. That is the largest segment which we have. That is 62% of our revenue. And if you don't create growth there, we will not be able to meet our aspiration. Over the last 2, 3 quarters you have seen the deal wins pick up in that space, now, this quarter again. So, the growth in BITS space comes through large outsourcing deals. We have made investments and we will continue to make investments in winning large outsourcing deals. This quarter we had 7 wins totaling to $600 mn of revenue in large outsourcing space. Now the challenge in this space is number one, this is a space in which differentiation is difficult. So we need to invest in building solutions. We need to invest in automation, in productivity improvements, creating efficiencies, and use of tools and technologies to make sure that we differentiate. Number two; it is a price-sensitive space. If you see some of the industry report, a fair part of the space is rebids. That means rebids are deals where clients are rebidding at the end of the contract and they are even more price sensitive. So, we have won $600 mn of 7 deals this quarter. At the same time, and in the beginning of the deal, these deals are margin-dilutive. Our objective is to make sure that they are margin neutral through the life of the deal and that is where we need to focus, we need to put an energy and that is achieved through some of the levers I talked about. So, that is the focus on growth. On the margins front, there are multiple levers, which we need to modify. Number one, on the large outsourcing deals we need to drive automation, productivity improvements and things like that to make sure that on the lifetime margin is neutral. Second is to look at other cost levers like onsite/offshore ratio, reducing non-productive spend, changing wherein driving various other levers to make sure that we take out cost in the system and drive towards better financial performance in the margin dimension. So, these are the areas in which there are discussions and action plans. It is definitely too early, because Murthy has been here only for the last less than 2 months now and these are the areas where the discussions and action plans have been formed. But as I said in the beginning, as in the past, his priority is always superior financial performance, which is high quality growth and leading margins.

Rod Bourgeois

Just if I can clarify the financial implications, what I heard there is that you are adding focus to winning large outsourcing deals, and if I heard you correctly, that is probably going to cause margin pressure in the short and medium term, but in the long run, if you can work on things like automation and other efficiencies you can make those margins neutral. Is that an accurate summary of what I heard on the financial implications?

S.D. Shibulal

Yes.

Rod Bourgeois

And then can you just define the timeframe there? Is short and medium term pressure on margins, is that a 1-2 year type of a timeframe before you would have time to drive the efficiencies to make that margin neutral or is it a shorter period or a longer period in kind of 1 or 2 years?

S.D. Shibulal

There is one other dimension which I want to add when I talked about it. It is not only about the large deals where we will create automation and other productivity improvements to create margin neutrality over the life of the program, there are other cost optimization measures which are being put in place. I mentioned some of them, that is removing non-productive spend, whether it is onsite or offshore, driving a performance culture; #2. #3 is there are other levers, like for example utilization is a lever, it has gone up from 71% to 73%. So, if I can drive the utilization up through better planning, better recruitment and better deployment that is a margin lever. You have onsite/offshore ratio as a lever. It has actually gone up and I understand that it has gone up because of some of the project starts and things like that, but if we can move it back by, maybe 5 points, 7 points over a period of, let us say next 5, 6 quarters then that is a margin lever which we can look at. So, there are multiple cost optimization opportunities for us and Murthy as I said is very focused on performance, on growth and on margins.

Rod Bourgeois

Just one other quick clarification, I mean you went through the puts and takes on margins in the upcoming quarters. Your current operating margin is at 23.5%. Are you roughly expecting your fiscal ‘14 operating margin to be around 23.5% given the move in the rupee that has been experienced over the last 3 months, are you thinking margins will be relatively stable for the full year?

Rajiv Bansal

No, as I said we have not given margin guidance or an EPS guidance for the year and the reason being a lot of our margin would be driven by the growth that we see during the year. I had clearly laid out the headwinds and tailwinds that I see on the margin as we move into the next quarter and we had clearly articulated about the headwinds that we saw at the beginning of the financial year. So as I said in the first quarter we have been able to maintain our margins as same as what was in Q4 primarily because of rupee depreciation and also the utilization benefit which gave us a benefit on the margin. But that was negated by the wage hikes, promotions and the productivity drop that we saw. As we move to the next quarter we have headwinds in terms of the salary hikes that we are giving effective July 1. As Shibu was saying, in the large outsourcing deals, there is more competition, there is more pricing to deal. So there would be some pricing pressure unless we see a discretionary spend come back. To that extent I think depreciating rupee helps us in negating some of the impact of the headwinds that we are seeing in the margin. And I am seeing clearly about if the rupee remains at about 59.39 or up, I am clearly seeing about 1.2%, 1.3% uptick in the margins from there, which will help me in negating some of the margin negatives because of the salary hike. So I think I would not like to say where our margin is going to end up in the next 2-3 quarters, because a lot of it would depend on what the growth is, how much is the utilization uptick that I can get, and that would help in negating some of the impact of the salary hikes. So we are all trying to increase our growth that we spoke about and any growth would help us in increasing our utilization which would help us in maintaining our margins.

Moderator

Thank you. The next question is from Keith Bachman of Bank of Montreal. Please go ahead.

Keith Bachman

The Consulting, Package and Implementation, revenue by service offering was strong. Can you talk about what drove that? And how you anticipate the growth of that going forward particularly since the consulting side in particular is more subject to discretionary areas and you highlighted that as a risk. So it did well. Is that going to continue to do well, and if so, why?

S.D. Shibulal

First of all, I think we are definitely well-regarded in that space, especially in certain verticals like Retail and Manufacturing. #2, some of the revenue growth which we are seeing this quarter is a result of Lodestone. The Lodestone integration is now complete and they are getting much more closer to their plan to growth and the synergies of Lodestone is allowing us to win better deals in Europe. The environmental challenges do exist in that space. But we have a strong base. We have a strong presence in Consulting and Systems Integration in U.S. in 2 or 3 verticals. Retail, for example, we work with 10 out of the top 10 retailers in US in the Digital Transformation space. In Manufacturing, we work with many of the hi-tech manufacturers on their transformation and the ERP implementation space. We do actually get failed deals, the lack of any other term, where we take over transformational programs which have not done well or clients trying do it for the second time. Let me ask Steve to add to this.

Steve Pratt

Thanks, Shibu. It is interesting we developed a little bit of a specialty over the last few years of picking up projects that other consulting firms have failed to do, and then doing them successfully. There are some notable examples and one of the major CPG companies in the world of a major program to help them completely redesign their strategy, processes, business and technology for how they did order the cash in their supplier interface. Another company in Europe, it is a very large agri business company, where again one of the other major consulting firms had done roughly $100 mn failure and took that up, we made it very successful. So, I think that we have really come into our own in Consulting and can go head-to-head with anyone. We are especially proud of the fact that we think we pioneered the use of global delivery as apply to management consulting and the implementation of those recommendations starting in the 2002, 2003, 2004 era and I think that right now we are working very hard to break down the barrier between strategy, consulting and implementation. And so on every one of our programs, we link every business activity to the creation of business value, either through free cash flow or the increase in shareholder value. So, it is working in the market. I think the clients are seeing the value that we are delivering to them. We are cost competitive. We have great people and that is why you are seeing us, I think outperform some of our competitors at both the top line and the bottom line.

Keith Bachman

The second question I want to ask is about headcount growth objectives, what are your targets? Specifically, you mentioned utilization. How do you balance your growth objectives on headcount? And I think you said increasing utilization. If you could just talk about how do you think your headcount is going to increase? And then, what do you anticipate or what would you like to achieve, say, by year-end, in terms of utilization rates?

S.D. Shibulal

Our utilization has moved up from 71% to 74% quarter-on-quarter. We have added 10,000 people during the quarter. At the same time, the net addition has been 575. Out of the total 10,000 which we added, 5,000 people joined Infosys Limited. Now our aspiration of utilization is somewhere between 78% to 82% that will be our optimum utilization. So, we do have some way to go to get there. Meanwhile, there are about 5,000 offers, which we have given for people to join this year, this was done last year. If I apply 80% conversion rate, somewhere between 3,500 to 4,000 people will join during the year. Finally, utilization is a reflection of growth. Why did the utilization go up quarter-on-quarter because our volume went up by 4.1%. So it is definitely a reflection of growth and there are 3 aspects to utilization, growth, intake and attrition. So, with better planning and better growth, we are hoping that that utilization will get closer to our aspirational range of 78% to 82%.

Moderator

The next question is from Glenn Greene of Oppenheimer. Please go ahead.

Glenn Greene

I just wanted to go back to business operations for a second. I know the last few quarters you talked about pricing pressure there, you kind of look at your aggregate realization and it was overall kind of flattish and I suspect that was largely a mix, CSI increase as part of the mix with the benefit from Lodestone. So I just wanted to clarify that, but really wanted to get to drill down and sort of get a better understanding for what you are seeing in like-for-like pricing within business operations and is it any better or worse than it has been in the last few quarters?

S.D. Shibulal

The business operations space is definitely difficult to differentiate and more commoditized than other areas. Even in Business and IT Operations, there are certain areas, even more difficult. The large outsourcing deals, especially the rebid ones are price-sensitive. They are margin dilutive in the beginning. It will also require us to invest in one way or other. So, for example, if you look at the Harley-Davidson deal, we built a development center in Milwaukee for that deal. So, things like that. Our aspiration is to make the margin neutral during the life of the program through all the interventions I talked about. At the end of the day, one needs to look at these things as a portfolio that means, Consulting and Systems Integration, Business and IT Operations, Products and Platforms, Cloud, Mobility, Engineering, all of these as a portfolio and our objective is to make sure that we can meet our aspirations by managing it as a portfolio. I do not want to comment on what percentage difference we see and it is a very deal-specific decision to make. It depends upon the size of the deal, the longevity of the deal, whether it is a strategic customer whom we are trying to defend, all of these aspects go into the deal pricing.

Glenn Greene

And then another question, different direction, but the public services area, a couple of quarters in a row have a very nice sequential strength. Maybe you could comment on what is kind of driving that and has there been a few large deals and is there sort of a sustainable trend going forward from here?

Ashok Vemuri

The basic growth in our Healthcare business has been on the back of the large District of Columbia Health Exchange Program. After that win, based on that performance we have had a couple of other wins in the Healthcare sector. So we think that in the short-to-medium term this is fairly sustainable. The growth that we have seen in that, but of course the fact that many of the states are unable to meet the timeline to build their exchanges and therefore required to pat themselves out of the Federal Exchange will diminish some of the volumes that we anticipated as we hit the end of the year. But overall one of the larger deals that we had won that Shibu was alluding to earlier, being in the Healthcare space that has also given us some traction which we will build on through the course of the year.

Moderator

Thank you. The next question is from David Grossman of Stifel. Please go ahead.

David Grossman

I understand your commentary about the scale of the core outsourcing business and the need to recapture share and grow it. This segment by your own admission is commoditizing. So that said perhaps you could help us better understand what your longer term objective is in investing in this segment given that once the utilization dynamic plays out and the business becomes more difficult to grow profitably, particularly if the currency trend reverses. So perhaps again you could help us understand again what the longer term objective is as you kind of re-up if you will in this segment of the market?

S.D. Shibulal

When we look at our offerings to our clients, there are 3 major offerings, right, Consulting and Systems Integration, Business and IT Operations and Products and Platforms. We have to get growth in all of them to achieve our aspiration. I do not believe that we can grow one segment to counter or to balance the lack of growth in another segment, I do not believe it is possible. Products and Platforms, let us say, even if it is growing 30%, it is not going to make the needle move. Business and IT Operations is about 62% of our revenue. All that is not commoditized. There are certain areas like for example, Application Management is getting commoditized. To create aspirational growth, we need to grow all the three segments. Now, in Consulting and Systems Integration, that growth will be at higher revenue productivity, bigger onsite and probably better margins. In Business and IT Operations, what we need to do is to drive efficiency, productivity, high utilization, right skilling, automation, and other things to make sure that our margin aspirations are met. At the end of the day, margin is a reflection of the price and the operational efficiency we bring to the table. So in a space there are pricing challenges, we have to drive more operational efficiency to make sure that we meet our margin aspirations. So that is what we are trying to do in that space. Even long-term, I am very clear that all these 3 segments have to grow. Products and Platforms will grow at a higher percentage, and it will eventually catch-up to a more balanced portfolio. But until that happens, I think all the 3 segments have to grow, and we have to come up with the strategies to drive operational efficiency in the Business and IT Operations space, which will allow us to realize our margin aspirations.

David Grossman

So, just to clarify a little bit, as you probably know, Shibu, the traditional asset-based outsourcing business went through that cycle as well and it became very difficult over a period of time to not only realize those efficiencies but also to pass them through or realize those yourself without passing through those savings to the customers. So perhaps you could elaborate on why you think this segment will be different and play out differently than it did in the asset-base game and then secondly, when you look at those growth initiatives in your current base of business, how much of that is with existing outsourcing clients versus perhaps just new logos that are just buying those newer services?

S.D. Shibulal

As you can see, in over the last 10 years we have invested heavily into building a very strong Consulting and Systems Integration capability. And I would tend to believe that while we have established, we have a long way to go and a long run rate for us to execute on that strategy. If you look at our Consulting and Systems Integration revenue which is 34% of our revenue today, the industry average is probably 18%, that is the number I remember, which means we are way ahead of the industry in creating and offering, which will in a sense counterbalance some of the challenges which we have in the Business and IT Operations. That we have done over the last 10 years. In the last 18 months, we have started on our journey of Products and Platforms. We have $730 mn of booked business in Platforms space; 46 clients on-boarded, 79 clients, including products I am not including Finacle, that business is in an investment phase. Over the coming years, as we execute on our strategic direction, that percentage of revenue will go up. So, as we have articulated in the past, eventually, these three offerings will balance out, one, providing higher revenue productivity. And also when you look at Business and IT Operations, today our onsite/offshore ratio for Business and IT Operations is very similar to Consulting and Systems Integration. While I see the Consulting and Systems Integration probably going up a bit, we can look at Business and IT Operations coming down. Platforms and Products business is predominantly offshore business. So, the whole strategy is about creating a portfolio, which has various differentiated characteristics, and which will allow us to meet our aspiration as a portfolio. So, if I look at it 5-7 years out, because these kind of changes do not happen overnight, our aspiration is to make sure that our portfolio balances itself out, and it will allow us to realize our aspirational margin. Now, by then, you will have another set of challenges and we have to come up with another set of strategies, but from here to there, this is what I see.

Moderator

Thank you. The next question is from Jesse Hulsing of Pacific Crest. Please go ahead.

Jesse Hulsing

Shibu, to come back to your commentary around larger deals and the pricing trends within that segment of your business, do you see any signs that the declining pricing that has been occurring over the last few years will ever stabilize, and what would be the driver of that, if so?

S.D. Shibulal

I think the pricing apart from any service-specific characteristics also reflect the demand/supply environment. So, if the demand picks up and the pricing power comes back in all service lines; some service lines better than other that is #1. I do not see any secular trend in the reversal of that trend. At the same time, I am also seeing that wherever you are able to bring an innovation, so, for example, if you look at our alliance with IPsoft, which is a very innovative thing to do, that allows you to actually differentiate in the market and get better pricing power. So, even in commoditized services, you have an opportunity to be innovative and get pricing power. In some of our solutions, which are multi-tower solutions, where we combine infrastructure and application management or where we do a run-and-transform kind of a program in infrastructure space, because of the uniqueness of the solution, we always get a pricing premium, but we are able to get a better pricing premium. So, even in commoditized services, if you can bring in innovation, if you can bring in unique solutions, you are able to demand pricing premium. So, when I look at the future 2 aspects, one is demand/supply balance, second is innovation, which will allow you to create pricing power. I was going to ask B.G. to add to this.

B.G. Srinivas

To give a specific example, one of our large investment banks, particular opportunity was about research and publishing reports and this opportunity came by while clients were looking at consolidation of the services, they had 3 other vendors doing it and they had their own captive carrying out the services. When we were allowed to bid for this, we not only came out with a response of how Infosys has the capability to carry out this kind of research and publish, but more importantly, we positioned our platform, which is Research Edge, which actually differentiates the way not only research is carried out, but published in real-time, and none of the other vendors had anything close to what we could demonstrate in terms of differentiation because we were able to position our platform to service this operational need. So, this involves particularly IT and BPO service offering, which is typically commoditized and when we were able to showcase our platform in lieu of just offering a pure-play service dimension, there was simply no competition, and this is how we will be able to drive differentiation if we are able to bring in our IP to bear on even traditional outsourcing services.

Jesse Hulsing

A follow-up, kind of along the same lines, the rupee depreciating is great for supporting near-term margins but it also creates the risk that dollar pricing can come down because your offshore labor costs are going down. Have you had any conversation like that with customers where they see the rupee at 60 to the dollar and are wondering where their rate negotiation is? And have you seen any competitors start to use that I guess freedom or lever that rupee depreciation creates as a means to get more aggressive with pricing particularly on these larger deals?

Ashok Vemuri

Typically, we have not found any of our customers wanting to engage with us in situations where there is any change in the currency. I mean they spend in the local currency and we build them in the local currency and it is a fairly slippery slope if the clients start negotiating every contract based on where the FX rate is because they could lose some and they could win some. We have not been invited to any conversation of this sort, I do not think they necessarily pay attention to a depreciating rupee and ask us to come back to the table to renegotiate a contract.

Jesse Hulsing

I guess as kind of a final looking at this from a bigger picture perspective, Shibu, I know your strategy is to land larger deals and increase the available volume I guess to your company and then drive efficiency through scale over the long run. This is not a new strategy within the industry your competitors have been doing this for a while. I guess looking at where pricing is trending, do you think there is a limitation to how much efficiency you can squeeze out of these larger deals? If I look at the industry, you have been a billion dollar company for almost a decade now. How much more innovation on your delivery is there left to drive the type of efficiency necessary to make these contracts profitable in the long run?

S.D. Shibulal

Please remember, that is not the only strategy. So we have different strategies in different parts of our business. In the outsourcing space, and when it comes to large outsourcing deals, I agree with you, that is the strategy. So in Consulting and Systems Integration, in Products and Platforms, in Cloud, in Mobility, in Big Data, in Advanced Technologies, that is not the strategy and this strategy does not apply to all the deals in that space. It applies to a certain number of deals in the large outsourcing space where either we want to win it or it is strategic to us or it is in a strategic client, that is number one. Number two, there is a limit to what you can do, there is no doubt. But as time goes by, there are new limits being formed. So for example, in infrastructure management, with the IPsoft alliance, we are able to take that to a new level. In some of the large outsourcing deals, by applying one of the platforms that B.G. talked about, this we could not have done it 2 years back. So, there are new levels of innovation which we can bring, but I agree with you, that there is a limit to which you can go, but the important point is to note that it is only a part of our business where we are trying out that strategy.

Moderator

Thank you very much. Ladies and gentlemen, due to time constraints that was the last question. I would now like to hand the conference back to Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks, everyone for being a part of this call. We look forward to talking to you again. Have a good day.

Moderator

Thank you very much members of the management team. Ladies and gentlemen, that concludes this conference call. Thank you for joining us and you may now disconnect your lines.